Filed by Zynga Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zynga Inc.

Commission File No.: 001-35375

The following communication was first made available to employees of Zynga Inc. on January 10, 2022.

Zynga Employee Letter

Subject: A Message from Frank – Exciting News

Team,

I’m excited to share some important news about our company. Moments ago, we announced that Zynga has agreed to combine with Take-Two Interactive to create a global leader in interactive entertainment with a portfolio of iconic franchises. You can read more about the compelling benefits of our combination with Take-Two in the press release we issued here [INSERT LINK]. In addition, we’re scheduling an employee All-Hands about this news and you will receive a calendar invitation for your region shortly.

This is the start of a new chapter for Zynga. Since our founding 15 years ago, we are proud of the work our team has accomplished to deliver on our mission to connect the world through games. Having just finished the year with one of the best performances in our company’s history, we believe this is a pivotal moment that will enable us to further accelerate our growth and generate more long-term value for our teams, players, partners, and stockholders.

Like us, Take-Two is an innovative company. With approximately 6,000 employees, their team has created and delivered some of the most beloved series in the world, including Grand Theft Auto®, Red Dead Redemption®, Midnight Club®, NBA 2K®, BioShock®, Borderlands®, Civilization®, Mafia®, and Kerbal Space Program®.

This transformative transaction brings together the best of both our companies, combining Zynga’s expertise in mobile and our next generation platforms with Take-Two’s best-in-class capabilities and intellectual property. Together, we will create a powerful and diverse portfolio of titles that span key platforms and genres across interactive entertainment. By sharing best practices and key data insights, we will be able to learn from each other’s strengths to reach new audiences around the world and unlock new exciting revenue streams.

I’m also pleased to share that you will continue to work with some familiar names and faces. I will continue to lead the combined company’s mobile business alongside Bernard Kim, President of Publishing. The business will operate under the Zynga brand as its own label, and Zynga and its family of studios will each retain their individual identities.

The transaction is not expected to close for several months and is subject to customary closing conditions. Until the closing of the transaction, Zynga and Take-Two will continue to operate as separate companies.

It remains business as usual at Zynga for today, tomorrow, and as we continue to execute, and we request that you stay focused on your day-to-day responsibilities. This combination does not change what makes us Zynga, our culture, or our mission of connecting the world through games. We are counting on all of you to continue delivering the high-quality experience our players expect from us.

I know that you will have questions, so we’ve included an FAQ to address some of them. Over the next week, the management team and I will be replacing our currently scheduled All-Hands meetings with AMA sessions where we will answer your questions. We encourage you to submit any questions in advance here, so we can address them.

Please refer any outside inquiries that you receive related to this transaction to Rebecca Lau (investors—relau@zynga.com) and Kenny Johnston (media—kjohnston@zynga.com). If you receive questions from our partners, suppliers or other outside parties, please relay to your direct manager. It is important that you do not discuss or respond to discussions on social media regarding the transaction.

I’m very excited to begin this next chapter and for the future of Zynga. Your dedication and hard work are what enable us to continue to raise the bar and seek to change the gaming industry forever – thank you.

Frank

Forward-Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed business combination of Take-Two and Zynga and the outlook for Take-Two’s or Zynga’s future business and financial performance. Such forward-looking statements are based on the current beliefs of Take-Two’s and Zynga’s respective management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Take-Two’s or Zynga’s respective stockholder approval or the failure to satisfy other conditions to completion of the proposed combination, including receipt of regulatory approvals, on a timely basis or at all; risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Take-Two and Zynga from their respective ongoing business operations; the ability of either Take-Two, Zynga or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including net bookings opportunities and cost synergies; the ability to successfully integrate Zynga’s business with Take-Two’s business or to integrate the businesses within the anticipated timeframe; the outcome of any legal proceedings that may be instituted against Take-Two, Zynga or others following announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect of economic, market or business conditions, including competition, consumer demand and the discretionary spending patterns of customers, or changes in such conditions, have on Take-Two’s, Zynga’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development, launch or monetization of games and other products, and customer engagement, retention and growth; the risks of conducting Take-Two’s and Zynga’s business internationally; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation, volatility in foreign currency exchange rates and supply chain disruptions; the ability to maintain acceptable pricing levels and monetization rates for Take-Two’s and Zynga’s games; and risks relating to the market value of Take-Two’s common stock to be issued in the proposed combination.

Other important factors and information are contained in Take-Two’s and Zynga’s most recent Annual Reports on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” Take-Two’s and Zynga’s most recent Quarterly Reports on Form 10-Q, and each company’s other periodic filings with the SEC, which can be accessed at www.take2games.com in the case of Take-Two, http://investor.zynga.com in the case of Zynga, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Neither Take-Two nor Zynga undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination of Take-Two and Zynga that will become the subject of a registration statement on Form S-4 to be filed by Take-Two with the U.S. Securities and Exchange Commission (the “SEC”), which will include a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, will provide full details of the proposed combination and the attendant benefits and risks. This communication is not a substitute for the registration statement on Form S-4, including the joint proxy statement/prospectus, or any other document that Take-Two or Zynga may file with the SEC or send to their respective stockholders in connection with the proposed combination. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Take-Two’s or Zynga’s stockholders as they become available because they will contain important information about the proposed combination. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Take-Two’s Investor Relations department at contact@take2games.com; or by contacting Zynga’s Investor Relations department at investors@zynga.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Participants In The Solicitation

Take-Two, Zynga and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed business combination. Information about Take-Two’s directors and executive officers is available in Take-Two’s proxy statement dated July 27, 2021 for its 2021 Annual Meeting of Stockholders. Information about Zynga’s directors and executive officers is available in Zynga’s proxy statement dated April 5, 2021 for its 2021 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, including the joint proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed combination when they become available. Investors should read the registration statement on Form S-4, including the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.